Exhibit 12.1

SunGard Capital Corp.

SunGard Capital Corp. II

SunGard Data Systems Inc.

Computation of Ratio of Earnings to Fixed Charges (Unaudited)

($ in millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2012	2011	2012

Fixed charges
Interest expense	$120	$95	$366	$299
Amortization of debt issuance costs and debt discount	10	7	29	26
Portion of rental expense representative of interest	20	17	59	54

Total fixed charges	$150	$119	$454	$379

Earnings
Income (loss) from continuing operations before income taxes	$(66)	$(380)	$(205)	$(495)

Fixed charges per above	150	119	454	379

Total earnings	$84	$(261)	$249	$(116)

Ratio of earnings to fixed charges	*	*	*	*

*	Earnings for the three months ended September 30, 2011 and 2012 were inadequate to cover fixed charges by $66 million and $380 million, respectively. Earnings for the nine months ended September 30, 2011 and 2012 were inadequate to cover fixed charges by $205 million and $495 million, respectively.